Calculation of Filing Fee Tables
Table 1: Transaction Valuation
		Proposed Maximum Aggregate Value of Transaction	Fee Rate	Amount of Filing Fee
Fees to be Paid	1	$ 956,609,574.35	0.0001476	$ 141,195.57
Fees Previously Paid
	Total Transaction Valuation:	$ 956,609,574.35
	Total Fees Due for Filing:			$ 141,195.57
	Total Fees Previously Paid:			$ 0.00
	Total Fee Offsets:			$ 0.00
	Net Fee Due:			$ 141,195.57
Offering Note
[1]	(1a) In accordance with Rule 0-11 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the maximum number of securities of Tellurian Inc. (the "Company") to which this transaction applies is estimated, as of August 9, 2024, to be 926,279,279, which consists of (a) 876,027,595 shares of Company common stock outstanding as of August 9, 2024 entitled to receive the consideration of $1.00 per share; (b) 723,248 shares of Company options outstanding as of August 9, 2024 entitled to receive the consideration of the excess of $1.00 over the exercise price of such Company option for each share underlying the Company options; (c) 17,710,860 shares of Company restricted stock outstanding as of August 9, 2024 entitled to receive the consideration of $1.00 for each share that is covered by the Company restricted stock; (d) 6,417,042 Company restricted stock units outstanding as of August 9, 2024 entitled to receive the consideration of $1.00 for each share that is covered by the restricted stock units; (e) 20,000,000 shares of Company common stock deemed to be issuable upon the exercise of 20,000,000 warrants outstanding as of August 9, 2024 that will become replacement warrants exercisable for $1.00 per share, provided that a holder of a warrant that requests before the 30th day after public disclosure of the closing of the transaction will instead be entitled to receive a payment in cash equal to the Black-Scholes value of such warrant in accordance with the terms of such warrant; and (f) 6,123,782 shares of Company preferred stock outstanding as of August 9, 2024 entitled to receive the consideration of $8.16489 per share in connection with the transaction. (1b) In accordance with Exchange Act Rule 0-11, the proposed maximum aggregate value of the transaction estimated solely for the purposes of calculating the filing fee was calculated, as of August 9, 2024, based on the sum of (a) the product of 876,027,595 shares of Company common stock multiplied by the consideration of $1.00 per share; (b) the product of 723,248 shares of Company common stock underlying Company options multiplied by the consideration of $0 per underlying share (which is the difference between the consideration of $1.00 per underlying share and the weighted average exercise price of the applicable options of $10.60); (c) the product of 17,710,860 shares of Company restricted stock multiplied by the consideration of $1.00 per share; (d) the product of 6,417,042 Company restricted stock units multiplied by the consideration of $1.00 per share; (e) the product of 20,000,000 shares of Company common stock deemed to be issuable upon the exercise of the warrants multiplied by the current estimated Black-Scholes value of such warrants ($0.32 per share) (it being understood that pursuant to the terms of the warrant, the Black-Scholes value of such warrant will be determined as of the effective date of the closing of the transaction); and (f) the product of 6,123,782 shares of Company preferred stock multiplied by the consideration of $8.16489 per share. (1c) In accordance with Section 14(g) of the Exchange Act and Exchange Act Rule 0-11, the filing fee was determined as the product of the proposed maximum aggregate value of the transaction as calculated in note (2) above multiplied by 0.00014760.